NOVADAQ TECHNOLOGIES INC.

(THE “CORPORATION”)

ANNUAL MEETING OF THE SHAREHOLDERS

OF THE CORPORATION (THE “MEETING”

HELD ON WEDNESDAY, MAY 22, 2013 IN TORONTO, ONTARIO

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon, and the outcome of voting, at the Meeting are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the six nominees set forth in the Management Information Circular dated May 22, 2013 were elected as directors of the Corporation to hold office until the close of the next annual meeting of the Corporation’s shareholders.

The following are the voting results on this matter:

Director		Number of Shares	Percentage of Votes Cast (rounded)
Dr. Arun Menawat	Votes For:	23,212,301	99.75%
	Votes Withheld:	57,099	0.25%
Aaron Davidson	Votes For:	23,229,785	99.83%
	Votes Withheld:	39,614	0.17%
Anthony Griffiths	Votes For:	22,695,114	97.53%
	Votes Withheld:	574,285	2.47%
Harold O. Koch, Jr.	Votes For:	23,212,048	99.75%
	Votes Withheld:	57,351	0.25%
William A. Mackinnon	Votes For:	23,228,264	99.82%
	Votes Withheld:	40,935	0.18%
G. Steven Burrill	Votes For:	23,044,724	99.03%
	Votes Withheld:	224,065	0.97%

2.	Appointment of Auditor

According to proxies received and vote by show of hands, Ernst & Young LLP were appointed as the Corporation’s auditors until the next annual meeting of shareholders of the Corporation and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditors.

The following are the voting results on this matter:

	Number of Shares	Percentage of Votes Cast (rounded)
Votes For:	29,750,365	99.45%
Votes Withheld:	165,939	0.55%

3.	Other Business

There was no other business brought before the shareholders for a vote.

NOVADAQ TECHNOLOGIES, INC.

By:	/s/ Stephen Purcell
Stephen Purcell
Secretary of the Meeting